July 29, 2009

Lyn Shenk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 15, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 25, 2009 (the “Filing”).

In this letter, we have recited the Staff’s comments and have followed each comment with Netflix’s response.

We respectfully advise the Staff that we intend to file our Form 10-Q for the period ended June 30, 2009 on July 31, 2009 in line with our original planned filing date and incorporating the additional disclosures outlined below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations page 26

General

1.	We believe that your MD&A disclosure would be clearer and more user-friendly if you discussed your results of operations for individually comparable periods on a separate basis. For example, in future filings, please consider discussing your operating results for the comparative periods ended December 31, 2008 and December 31, 2007 separate from your discussion of the operating results for the comparative periods ended December 31, 2007 and December 31, 2006 (e.g. in separate sub-sections)

We acknowledge the Staff’s comment and advise the Staff that in future filings we will discuss our results of operations for individually comparable periods on a separate basis.

2.	We also note the following items:

•	The announcement by the U.S. Postal service of the increase in the rate for first class postage by two cents effective May 2009. (page 13)

•	The planned second quarter 2009 relocation of your central receiving and storage center from Sunnyville, California to Columbus, Ohio. (page 20)

•	The discontinuation of retail sales of previously viewed DVD’s to subscribers during the first quarter of 2009. (page 35)

•	Your March 2009 announcement to increase the monthly fee for Blu-ray access.

We believe these items are known trends / events that may indicate reported financial results are possibly not indicative of future performance. As such, in future filings, to the extent material, please expand your MD&A section to discuss the impact that the aforementioned items will have on your financial condition, liquidity and capital resources and results of operations. Please ensure that your disclosure quantifies the effect of these changes on your future results. Please refer to Section III.B.3 of FR-72 for guidance.

We respectfully advise the Staff that we have, and will continue to, discuss material known trends/events that may indicate reported financial results are possibly not indicative of future performance. It is with this intent that we have also been comparing the results of operations of the current quarter with the immediately preceding quarter in addition to the comparison of the results of operations of the current quarter with the same prior year quarter. We believe discussing the business performance on a sequential basis provides investors with meaningful information regarding the trends in the business.

However, we acknowledge the Staff’s comment and advise the Staff that in future filings the Company will expand its MD&A section, when material and to the extent practicable, to quantify the impact of known trends/events in accordance with the guidance in Section III.B.3 of FR-72.

With regards to the specific items raised by the Staff, we note the following:

•	The announcement by the U.S. Postal service of the increase in the rate for first class postage by two cents effective May 2009

In each of the three year periods disclosed in the Form 10-K for the year ended December 31, 2008, we have observed an increase in the first class postage (two cents or 5% in January 2006, two cents or 5% in May 2007 and one cent or 2% in May 2008). The two cent or 5% increase in May 2009 is therefore consistent with these past annual increases and it is expected that the U.S. Postal Service will raise rates again in subsequent years. As such, we believe that our reported financial results, inclusive of the trend of rising postal rates, would be indicative of future performance results. We do not believe that the rate increase significantly changed the trends in total subscription cost. However, upon announcement of future rate increases, to address the Staff’s comments, we will include disclosure similar to the following in our future filings:

In May 2009, the United States Postal Service announced a two cent or 5% increase in postage rates which may impact our total cost of subscription in future periods.

•	The planned second quarter 2009 relocation of your central receiving and storage center from Sunnyville, California to Columbus, Ohio

Our central receiving and storage center was relocated from Sunnyvale, California to Columbus, Ohio in the quarter ended March 31, 2009. The relocation costs represented less than 1% of total fulfillment expenses for that quarter and less than 5% of the change in fulfillment expenses as compared to the same quarter of the prior year. The relocation costs therefore were not considered material. Although the relocation was completed in order to realize certain cost savings in the future, total fulfillment expenses are primarily attributable to the volume of DVD’s shipped to our subscribers which drives headcount. As a result, we do not believe that the relocation has or will materially impact our financial condition, liquidity and capital resources or results of operations and do not plan on further discussing this item.

•	The discontinuation of retail sales of previously viewed DVD’s to subscribers during the first quarter of 2009

The retail sales of previously viewed DVD’s to subscribers was discontinued in the quarter ended March 31, 2009. Historically, the gains from these sales have been approximately 1% of operating expenses per quarter and therefore have not been considered material. We do not plan on further discussing the impact of discontinuation of sales to subscribers in future filings as we do not believe that this item materially impacts our financial condition, liquidity and capital resources or results of operations.

•	Your March 2009 announcement to increase the monthly fee for Blu-ray access

The monthly fee for Blu-ray access was increased in the quarter ended March 31, 2009. To date, revenues associated with the monthly fee for Blu-ray access has been less than 1% of total revenues and we do not expect the increase to have a material impact on our future revenues. Therefore, we do not plan on discussing further the impact of the increase in the monthly fee for Blu-ray access in future filings.

Results of Operations page 31

Revenues, page 31

3.	You state that the increase in revenue was offset in part by a decline in average monthly revenue per paying subscriber, resulting from the continued growth of your lower cost subscription plans, as well as a price reduction for your most popular subscription plans. However you do not discuss the types of plans that you offer, the price per plan, the cost per plan, the total revenues by plan type or the number of subscribers per plan, with out this information the discussion of the changes in revenue lacks context. As such, in future filings, please provide a discussion of the types of plans that you offer, the price per plan, the cost per plan, the total revenues by plan type and the number of subscribers per plan. Additionally, in your 10-Q for the quarter ended March 31, 2009, we note from your gross margin discussion that your lower priced plans have a higher gross margin. In future filings, please expand your discussion to provide a analysis of the factors / reasons impacting the differences in margins.

With regards to the types of plans and the price per plan, we will expand the discussion in the MD&A as suggested by the Staff.

With regards to the total revenues by plan type, the number of subscribers per plan and the cost per plan, we respectfully advise the staff that we believe such additional disclosure would not materially improve an investor’s understanding of our financial condition, liquidity and capital resources and results of operations. Management’s operating decisions are informed by estimates of price elasticity and lifetime profit by plan type. Estimates of lifetime profitability by plan type are based on historical trends for gross margin and churn, which typically change monthly over a subscriber’s lifetime, and subscriber acquisition cost. We currently disclose the average number of paying subscribers and the average monthly revenue per paying subscriber. Additionally, in our Q2 earnings release furnished to the Commission on July 23, 2009 and in future current reports, we will include disclosure of the average gross profit per paying subscriber. We believe that these metrics, together with the gross margin, and our discussion and analysis of these metrics reveal to investors the known trends and uncertainties associated with changes in plan mix and profitability. Furthermore, with regards to the cost per plan and/or the gross margin per plan, we do not account for costs at the plan level and therefore we cannot accurately quantify these metrics without the use of significant assumptions or at significant expense.

In addition, providing detailed information about total revenues by plan type, the number of subscribers per plan and the cost per plan would result in significant competitive harm. We operate in a highly competitive industry and disclosure of this information would provide our competitors with the ability to more effectively price their own products or otherwise target our subscribers. We believe that we have disclosed the material information necessary for investors to understand the trends of our business and therefore we do not believe that further disclosure is necessary.

However, we respectfully advise the Staff that in our future filings we will enhance our qualitative disclosure related to known trends and uncertainties in our business and related to the factors / reasons impacting differences in revenue and gross margin.

Beginning with the Form 10-Q for the period ended June 30, 2009, we intend to include disclosures similar to the following:

Revenues

We currently generate all of our revenues in the United States. We derive substantially all of our revenues from monthly subscription fees and recognize subscription revenues ratably over each subscriber’s monthly subscription period. We record refunds to subscribers as a reduction of revenues.

We offer a variety of subscription plans for DVD rental and streaming service. The price per plan varies based on the number of DVD’s that a subscriber has out at any given point and based on whether the service has limited or unlimited usage. All of our unlimited plans allow the subscriber unlimited streaming to their computer or Netflix ready device. The vast majority of our subscriber base has chosen a 1, 2, or 3-out unlimited plan. Customers electing access to the high definition Blu-ray discs in addition to standard definition DVD’s pay a surcharge of $1 to $4 for our most popular plans. Pricing of our plans is as follows:

Price per month
1-out Limited	$4.99
1-out Unlimited	8.99
2-out Unlimited	13.99
3-out Unlimited	16.99
All Other Unlimited	23.99 to 47.99

The following table presents our ending subscriber information:

	As of
	June 30, 2009	March 31, 2009	June 30, 2008
	(in thousands, except percentages)
Free subscribers	224	194	176
As a percentage of total subscribers	2.1%	1.9%	2.1%
Paid subscribers	10,375	10,116	8,235
As a percentage of total subscribers	97.9%	98.1%	97.9%
Total subscribers	10,599	10,310	8,411

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended		Change
	June 30, 2009	June 30, 2008	Q2’09 vs. Q2’08
	(in thousands, except percentages and average monthly revenue per paying subscriber)
Revenues	$408,509	$337,614	21.0%
Other data:
Average number of paying subscribers	10,246	8,169	25.4%
Average monthly revenue per paying subscriber	$13.29	$13.78	(3.6)%

The $70.9 million increase in our revenues was primarily a result of the 25.4% growth in the average number of paying subscribers. This increase was partially offset by a 3.6% decline in the average monthly revenue per paying subscriber to $13.29, resulting from the growing popularity of our lower priced subscription plans. The total number of average paying subscribers in our 1 and 2 out plans grew by 41.5% year over year as compared to a 3.5% growth in all other plans.

Until the average price of gross new additions is equal to the average price of existing subscribers, we expect our average monthly revenue per paying subscriber will continue to decline, as the lower priced plans grow as a percentage of our subscriber base. Our revenues and average monthly revenue per paying subscriber could be impacted by future changes to our pricing structure which may result from competitive effects that we are unable to predict.

Gross Margin

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended		Change
	June 30, 2009	June 30, 2008	Q2’09 vs. Q2’08
	(in thousands, except percentages and average gross profit per paying subscriber)
Gross profit	$139,266	$107,527	29.5%
Gross margin	34.1%	31.8%
Average gross profit per paying subscriber	4.53	4.39	3.2%

The 2.3% increase in gross margin was due to a decline in the average revenue per paying subscriber of 3.6% offset by a larger decrease in the cost of subscription per average paying subscriber of 7.5%. This is primarily attributable to the growing popularity of our lower priced plans evidenced by the increase in average gross profit per paying subscriber. This increase is due to the fact that the decrease in revenue per average paying subscriber is proportionally lower than the decrease in the DVD rentals per average paying subscriber, offset slightly by higher content expense associated with our investment in streaming. In addition, our gross margins continue to benefit from increased utilization of catalog titles resulting from ongoing improvements in our merchandising and recommendation systems.

Cost of revenues page 32

Fulfillment Expenses page 33

4.	You discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, under fulfillment expense you state that the increase in these costs was primarily a result of an increase in personnel-related cost, higher credit card fees and an increase in facility related cost, but you do not quantify the increase. In addition, while you quantify certain factors, such as the 23% increase in postage and packing expenses during 2008, you do not quantify the absolute amount of the expense. Therefore the change in the expense lacks context. Please ensure that all material factors are analyzed and quantified to the extent practicable. In addition, we believe your disclosure would be more informative, transparent, and easily understood by:

•	using tables to list, quantify, and sum all material individual factors to which changes in accounts are attributable; and

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

We believe such enhancements will significantly improve the ease of use of the information presented in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. In future filings, please revise accordingly.

We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings we will expand our MD&A to quantify the changes, when material. When a section of the MD&A can be analyzed primarily through two major drivers or less, we do not believe that adding tables to list individual factors would provide more informative, transparent and easily understood disclosures.

Beginning with the Form 10-Q for the quarter ended June 30, 2009, we intend to include disclosure similar to the following:

Cost of Revenues

Subscription

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended
	June 30, 2009	June 30, 2008	% Change
	(in thousands, except percentages)
Subscription	$224,858	$193,769	16.0%
As a percentage of revenues	55.0%	57.4%

The $31.1 million increase in cost of subscription revenues was due to the following:

•

Postage and packaging expenses increased $21.0 million primarily due to an 18.3% increase in the number of DVD’s mailed to paying subscribers and a two cent (4.8%) increase in the rates of first class postage in May 2009. The increase in the number of DVD’s mailed was driven by a 25.4% increase in the number of average paying subscribers, partially offset by a 5.7% decline in monthly DVD rentals per paying subscriber, attributed to the growing popularity of our lower priced plans.

•	Content expenses increased $10.1 million due to increased investments in our content library, particularly additions to our streaming content.

Fulfillment Expenses

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended
	June 30, 2009	June 30, 2008	% Change
	(in thousands, except percentages)
Fulfillment expenses	$44,385	$36,318	22.2%
As a percentage of revenues	10.9%	10.8%

The $8.1 million increase in fulfillment expenses was due to the following:

•	Delivery centers and customer service related costs increased $6.0 million primarily due to a 15.9% increase in headcount to support the higher volume of content delivery.

•	Credit card fees increased $2.1 million as a result of the 21.0% growth in revenues.

Technology and Development

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended		Change
	June 30, 2009	June 30, 2008	Q2’09 vs. Q2’08
	(in thousands, except percentages)
Technology and development	$27,119	$22,186	22.2%
As a percentage of revenues	6.6%	6.6%

The $4.9 million increase in technology and development expenses was primarily attributable to a $4.8 million increase in personnel-related costs due to growth in headcount related to the development of solutions for streaming content and continued improvements in our service.

Marketing

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended		Change
	June 30, 2009	June 30, 2008	Q2’09 vs. Q2’08
	(in thousands, except percentages and subscriber acquisition cost)
Marketing	$46,231	$39,984	15.6%
As a percentage of revenues	11.3%	11.8%
Other data:
Gross subscriber additions	1,936	1,384	39.9%
Subscriber acquisition cost	$23.88	$28.89	(17.3)%

The $6.2 million increase in marketing expenses was primarily attributable to a $4.8 million increase in marketing program spending, resulting from the growth in our consumer electronic partner programs.

Subscriber acquisition cost decreased primarily due to strong performance in all marketing channels coupled with strong organic subscriber growth.

General and Administrative

Three months ended June 30, 2009 as compared to the three months ended June 30, 2008

	Three Months Ended		Change
	June 30, 2009	June 30, 2008	Q2’09 vs. Q2’08
	(in thousands, except percentages)
General and administrative	$13,252	$13,419	(1.2)%
As a percentage of revenues	3.2%	4.0%

General and administrative expenses were relatively flat primarily attributable to a $1.4 million increase in costs related to legal proceedings, offset by a $1.4 million decrease in costs related to our subsidiary, Red Envelope Entertainment.

Consolidated Balance sheet, page F-3

Short term Investments, pages F-8 and F-14 (note 2)

5.	We note that you have approximately $157 million of short term investments classified as available-for-sale as of December 31, 2008. Although the disclosure in your contractual maturity table in note 2 (page F-15) reflects that approximately 80% of these securities mature in excess of one year, we note that sales of short-term investments approximated $307 million in fiscal 2008 as presented in your consolidated statement of cash flows. With you selling a significant amount of these securities after holding them for only a short period of time (i.e. the portfolio was turned over twice in fiscal 2008 based on the amount of these investments on your consolidated balance sheet), it is unclear why some of these investments would not be classified as trading securities under the guidance in paragraph 12(a) of SFAS 115. Furthermore, if the significant sales are primarily attributable to your stock repurchase program, please tell us why this selling activity does not meet the criteria as “trading securities”, especially since you anticipate even larger stock repurchases in fiscal 2009. Please advise and revise, if necessary. If management continues to believe its current classification of all securities as available –for-sale is appropriate and provides a satisfactory response, we believe your notes require expanded disclosure to address the appropriateness of this classification in view of the significant sales activity that is occurring within this portfolio of securities.

We respectfully advise the Staff that we believe our treatment of short term investments as available for sale is appropriate in accordance with the guidance in paragraph 12(a) of SFAS115 which defines trading securities as “securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time). Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price”. We do not believe that our securities meet the definition of trading securities because we are not buying and holding securities principally for the purpose of selling them in the near term. There is no specific guidance as to the length of time trading securities are held or the definition of near term and short term. However, Question 34 of FASB Q&A 115 indicates that the holding period for trading securities is generally measured in hours and days rather than months or years. With regards to our investment sales activities for 2008, as of the date of the respective sales, 24% of the securities were held for more than 12 months, 27% for 6-12 months, 26% for 1 to 6 months and 23% were held for less than one month.

We have a policy with strict investment and trading guidelines. The overall objectives of our investment portfolio policy are preservation of capital, liquidity and return and not to generate profits on short-term differences in price. Historically, our realized gains (losses) or unrealized gains (losses) on our investment portfolio have not been significant. In 2008, we realized a gain of $3 million and the unrealized gain at December 31, 2008 was $84 thousand. Approximately 58% of the sales in 2008 were in the first quarter at which time the portfolio included a large concentration of Treasuries which were trading at a premium and which had an average holding period of 6 months. In the first half of 2009, both the realized and unrealized gains were not material.

Our high level of sales of securities in 2008 is a reflection of several factors including a repositioning of our portfolio to a more defensive position in light of deteriorating conditions in the financial markets, a reduction in the average duration of the portfolio during the second quarter to approximately two years, and a transition of the portfolio management to a single firm. Although we sold $307 million of these securities in 2008, we purchased new securities of $257 million to reposition our portfolio. Historically, we have generated significant amounts of cash from operations, resulting in sufficient balances in cash and cash equivalents to fund the majority of our repurchase programs. During 2008, we used $200 million to repurchase stock of which $45 million was withdrawn from the investment portfolio. During 2009, we have used $115 million to repurchase stock, all of which has been from our operating cash flows and we have not withdrawn any funds from the investment portfolio.

We intend to expand the disclosure of Footnote 2: Short-Term Investments and Fair Value Measurement in the Form 10-Q for the period ended June 30, 2009 as follows:

The Company’s investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company’s policy is focused on the preservation of capital, liquidity and return. From time to time, the Company may sell certain securities but the objectives are generally not to generate profits on short-term differences in price.

*        *        *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (bmccarthy@netflix.com) or telephone (408) 540 3740.

Sincerely,

By	/s/ Barry McCarthy
Barry McCarthy
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.)